Exhibit 23.7

CONSENT OF CLIFFORD KRALL

I consent to the inclusion in this Annual Report on Form 10-K of NOVAGOLD Resources Inc., which is being filed with the United States Securities and Exchange Commission, of references to my name and to the use of the scientific and technical information related to: (1) the Donlin Gold project since the issuance of the technical report filed on January 23, 2012, and (2) the Galore Creek project since the issuance of the technical report filed on September 12, 2011 (the “Technical Information”).

I also consent to the incorporation by reference in NOVAGOLD Resources Inc.’s registration statements on Form S-8 (Nos. 333-117370; 333-134871; 333-136493; 333-164083; 333-171630 and 333-197648) of the references to my name and the use of the Technical Information included in the Annual Report on Form 10-K.

Dated this 24th day of January, 2018.

/s/ Clifford Krall

Clifford Krall, P.E.